Fact Sheet for Preliminary Pricing Supplement No. 2661B Filed Pursuant to Rule 433 Registration Statement No. 333-206013 Dated March 17, 2016

Bearish Phoenix Autocallable Securities Linked to the Performance of WTI Crude Oil Futures Contracts due September 22, 2016

Automatic Call if Contract Price at or below Initial Price on an Observation Date, Contingent Coupon, leveraged downside exposure if Final Price is greater than the Buffer Price

General

The Bearish Phoenix Autocallable Securities (the "**securities**") are linked to the *inverse* performance of the nearby month's WTI crude oil futures contract (the "**Underlying**") and may pay a Contingent Coupon of $55.00 per $1,000 Face Amount of securities on the relevant Coupon Payment Dates. Investors will receive a Contingent Coupon *plus* any previously unpaid Contingent Coupon on a Coupon Payment Date **only** if the Contract Price of the Underlying on the applicable Observation Date is *equal to* or *less than* the Coupon Barrier, which is equal to 130.00% of the Initial Price. The Contract Price refers to (i) the Closing Price of the Underlying in the case of the first Observation Date and (ii) the Final Price (calculated in reference to the Averaging Dates as set forth herein) in the case of the final Observation Date.
The securities will be automatically called if the Contract Price of the Underlying on any Observation Date is *equal to* or *less than* the Initial Price. If the securities are automatically called, investors will receive a cash payment per $1,000 Face Amount of securities on the applicable Call Settlement Date equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date *and* any previously unpaid Contingent Coupon. The securities will cease to be outstanding following an Automatic Call and no Contingent Coupon will accrue or be payable following the Call Settlement Date. If the securities are not automatically called and the Final Price is *equal to* or *less than* the Buffer Price, which is equal to 130.00% of the Initial Price, investors will receive a cash payment per $1,000 Face Amount of securities at maturity equal to the Face Amount *plus* the Contingent Coupon otherwise due on such date *and* any previously unpaid Contingent Coupon. However, if the securities are not automatically called and the Final Price is *greater than* the Buffer Price, for each $1,000 Face Amount of securities, you will lose 1.4286% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount more than the Buffer Amount of 30.00%. In this circumstance, you will lose some or all of your investment in the securities. Investors may not receive any Contingent Coupons on any of the Coupon Payment Dates and, therefore, the securities should **not** be viewed as conventional debt securities with periodic coupon payments. Any payment on the securities is subject to the credit of the Issuer.

Note Characteristics

- Bearish exposure to the performance of the Underlying
- Automatic Call if the Contract Price of the Underlying on any Observation Date is *equal to* or *less than* the Initial Price
- Receive the Contingent Coupon *plus* any previously unpaid Contingent Coupon only if the Contract Price of the Underlying on any Observation Date is *equal to* or *less than* the Coupon Barrier
- Leveraged downside exposure if the Final Price is *greater than* the Buffer Price

Risk Considerations

- Appreciation potential limited to the Face Amount *plus* the Contingent Coupons regardless of any decrease in the price of the Underlying.
- Potential early exit as a result of the Automatic Call feature.
- You will lose some or all of your investment if the securities are not automatically called and the Final Price is *greater than* the Buffer Price.
- Any payment on the securities is subject to the credit of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your securities to maturity.
- Additional risk factors can be found on the last four pages of this fact sheet.

Contingent Coupon Payment

First Observation Date: Is Contract Price ≤ Coupon Barrier?
Yes
Receive Contingent Coupon of $55.00 on first Coupon Payment Date
Final Observation Date: Is Contract Price ≤ Coupon Barrier?
Yes (if previous Contingent Coupon paid)
Receive Contingent Coupon of $55.00 on Maturity Date
Yes (if previous Contingent Coupon unpaid)
Receive Contingent Coupon of $55.00 and the previously unpaid Contingent Coupon of $55.00, for total of $110.00, on Maturity Date
No
See Payment at Maturity on the following page

Summary of Indicative Terms

CUSIP: 2515A1N72

Issuer: Deutsche Bank AG, London Branch

Maturity/Tenor: Approximately 6 months

Underlying: The nearby month's West Texas Intermediate ("**WTI**") crude oil futures contract traded on the New York Mercantile Exchange ("**NYMEX**") (Bloomberg Page: CL1 <Comdty>)

Face Amount: $1,000

Contingent Coupon:
- **If the Contract Price of the Underlying on any Observation Date is *equal to* or *less than* the Coupon Barrier,** Deutsche Bank AG will pay you the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date *plus* any previously unpaid Contingent Coupon per $1,000 Face Amount of securities on the related Coupon Payment Date.
- **If the Contract Price of the Underlying on any Observation Date is *greater than* the Coupon Barrier,** the Contingent Coupon per $1,000 Face Amount of securities applicable to such Observation Date will not be payable and Deutsche Bank AG will not make any payment to you on the related Coupon Payment Date.

For each Observation Date, the Contingent Coupon will be $55.00

Coupon Barrier: 130.00% of the Initial Price

Observation Dates: June 20, 2016 and September 19, 2016 (last Averaging Date)

Coupon Payment Dates: As set forth in the table on the following page. For the final Observation Date, the related Coupon Payment Date will be the Maturity Date.

Call Settlement Date: As set forth in the table on the following page. For the final Observation Date, the related Call Settlement Date will be the Maturity Date.

Payment at Maturity: If the securities are not automatically called, the payment you will receive at maturity will depend on the performance of the Underlying on the Averaging Dates.
- If the Final Price is *equal to* or *less than* the Buffer Price:
  $1,000 *plus* the Contingent Coupon due on such date *and* any previously unpaid Contingent Coupon
- If the Final Price is *greater than* the Buffer Price:
  $1,000 + [$1,000 x (Underlying Return + Buffer Amount) x Downside Participation Factor]

Underlying Return:

$$\frac{\text{Initial Price} - \text{Final Price}}{\text{Initial Price}}$$

Any *increase* in the price of the Underlying will cause the Underlying Return to be negative, as measured from the Initial Price to the Final Price.

Buffer Price: 130.00% of the Initial Price

Buffer Amount: 30.00%

Downside Participation Factor: 142.86%

Initial Price: The Closing Price of the Underlying on the Trade Date, determined by reference to the April 2016 WTI crude oil futures contract

Final Price: The arithmetic average of the Closing Prices of the Underlying on each of the five Averaging Dates, determined by reference to the October 2016 WTI crude oil futures contract

Contract Price: For the first Observation Date, the Closing Price of the Underlying. For the final Observation Date, the Final Price.

Closing Price: On any day of calculation, the official settlement price per barrel of WTI crude oil on NYMEX of the futures contract set to expire in the applicable nearby month, stated in U.S. dollars, as made public by NYMEX (Bloomberg: CL1 <Comdty>) on such day, subject to adjustment as described in the accompanying preliminary pricing supplement No. 2661B.

Trade Date: March 18, 2016

Settlement Date: March 23, 2016

Averaging Dates: September 13, 2016, September 14, 2016, September 15, 2016, September 16, 2016 and September 19, 2016

Maturity Date: September 22, 2016

Fees and Commissions: JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC or one of its affiliates will act as placement agents for the securities. The placement agents will receive a fee from the Issuer that will not exceed $5.00 per $1,000 Face Amount of securities, but may forgo any fees for sales to certain fiduciary accounts for which JPMorgan Chase Bank, N.A. or its affiliates act in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying preliminary pricing supplement No. 2661B.

The Issuer's estimated value of the securities on the Trade Date is approximately $975.00 to $995.00 per $1,000 Face Amount of securities, which is less than the Issue Price. Please see "Issuer's Estimated Value of the Securities" in the accompanying preliminary pricing supplement No. 2661B for additional information.

By acquiring the securities, you will be bound by, and deemed irrevocably to consent to, the imposition of any Resolution Measure (as defined below) by the competent resolution authority, which may include the write down of all, or a portion, of any payment on the securities or the conversion of the securities into ordinary shares or other instruments of ownership. If any Resolution Measure becomes applicable to us, you may lose some or all of your investment in the securities. Please see "Resolution Measures and Deemed Agreement" in the accompanying preliminary pricing supplement No. 2661B for more information.

For more information regarding this offering, please refer to the preliminary pricing supplement No. 2661B on the SEC website at https://www.sec.gov/Archives/edgar/data/1159508/000095010316011911/dp64273_424b2-ts2661b.htm.

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

If the securities are not automatically called, for each $1,000 Face Amount of securities, investors will receive at maturity an amount based on the Underlying Return, determined as follows. Any payment on the securities is subject to the credit of the Issuer.

Hypothetical Payment Upon an Automatic Call

If the securities are called on an Observation Date, the investor will receive a cash payment per $1,000 Face Amount of securities on the related Call Settlement Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date and any previously unpaid Contingent Coupon. No Contingent Coupon will accrue or be payable following the Call Settlement Date.

Observation Date	Coupon Payment Date / Call Settlement Date	Payment upon an Automatic Call (excluding Contingent Coupon)
June 20, 2016	June 23, 2016	$1,000.00
September 19, 2016 (last Averaging Date)	September 22, 2016 (Maturity Date)	$1,000.00

Hypothetical Payment at Maturity

The hypothetical returns set forth below reflect the $1,000 Face Amount of securities, the Coupon Barrier and Buffer Price of 130.00% of the Initial Price, the Buffer Amount of 30.00% and the Downside Participation Factor of 142.86% and assume that the securities are not automatically called. The actual Initial Price, Coupon Barrier and Buffer Price will be determined on the Trade Date.

Percentage Change in Price of Underlying (%)	Underlying Return (%)	Payment at Maturity (excluding any Contingent Coupon) ($)	Return on the Securities at Maturity (excluding any Contingent Coupon) ($)
-100.00%	100.00%	N/A	N/A
-80.00%	80.00%	N/A	N/A
-40.00%	40.00%	N/A	N/A
-20.00%	20.00%	N/A	N/A
-10.00%	10.00%	N/A	N/A
0.00%	0.00%	N/A	N/A
10.00%	-10.00%	$1,000.00	0.00%
15.00%	-15.00%	$1,000.00	0.00%
30.00%	-30.00%	$1,000.00	0.00%
40.00%	-40.00%	$857.14	-14.29%
50.00%	-50.00%	$714.28	-28.57%
65.00%	-65.00%	$499.99	-50.00%
85.00%	-85.00%	$214.27	-78.57%
100.00%	-100.00%	$0.00	-100.00%

Selected Risk Factors

YOUR INVESTMENT IN THE SECURITIES MAY RESULT IN A LOSS — If the securities are not automatically called, you will receive a cash payment per $1,000 Face Amount of securities on the Maturity Date equal to the Face Amount plus the Contingent Coupon otherwise due on such date and any previously unpaid Contingent Coupon only if the Final Price is equal to or less than the Buffer Price. However, if the Final Price is greater than the Buffer Price, for each $1,000 Face Amount of securities, you will lose 1.4286% of the Face Amount for every 1.00% by which the Final Price is greater than the Initial Price by an amount more than the Buffer Amount. In this circumstance, you will lose some or all of your initial investment at maturity. Any payment on the securities is subject to our ability to satisfy our obligations as they become due.

YOUR RETURN ON THE SECURITIES IS LIMITED TO THE FACE AMOUNT PLUS CONTINGENT COUPONS (IF ANY) AND YOU WILL NOT PARTICIPATE IN ANY DECREASE IN THE PRICE OF THE UNDERLYING — The securities will not pay more than the Face Amount plus any Contingent Coupons that may be due. You will not participate in any decrease in the price of the Underlying even if the Final Price of the Underlying is equal to or less than the Initial Price. The maximum payment upon an Automatic Call or Payment at Maturity will be the Face Amount per $1,000 Face Amount of securities (excluding any Contingent Coupons), regardless of any decrease in the price of the Underlying, which may be significant.

YOU MAY NOT RECEIVE ANY CONTINGENT COUPONS — The securities may not pay Contingent Coupons on some or all of the Coupon Payment Dates and, therefore, should not be viewed as conventional debt securities with periodic coupon payments. If the Contract Price of the Underlying on any Observation Date is greater than the Coupon Barrier, Deutsche Bank AG will not pay you the Contingent Coupon applicable to such Observation Date. If the Contract Price of the Underlying is greater than the Coupon Barrier on each of the Observation Dates, Deutsche Bank AG will not pay you any Contingent Coupons during the term of, and you will not receive a positive return on, your securities. Generally, non-payment of Contingent Coupons coincides with a greater risk of loss of your initial investment in the securities, because the price of the Underlying tends to be greater than the Buffer Price.

REINVESTMENT RISK — If your securities are automatically called, the term of the securities may be reduced to as short as approximately three months. There is no guarantee that you would be able to reinvest the proceeds from an investment in the securities at a comparable return for a similar level of risk in the event the securities are automatically called prior to the Maturity Date.

THE SECURITIES ARE SUBJECT TO THE CREDIT OF DEUTSCHE BANK AG — The securities are senior unsecured obligations of Deutsche Bank AG and are not, either directly or indirectly, an obligation of any third party. Any payment(s) to be made on the securities depends on the ability of Deutsche Bank AG to satisfy its obligations as they become due. An actual or anticipated downgrade in Deutsche Bank AG’s credit rating or increase in the credit spreads charged by the market for taking Deutsche Bank AG’s credit risk will likely have an adverse effect on the value of the securities. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the securities and in the event Deutsche Bank AG were to default on its obligations or become subject to a Resolution Measure, you might not receive any amount(s) owed to you under the terms of the securities and you could lose your entire investment.

THE SECURITIES MAY BE WRITTEN DOWN, BE CONVERTED INTO ORDINARY SHARES OR OTHER INSTRUMENTS OF OWNERSHIP OR BECOME SUBJECT TO OTHER RESOLUTION MEASURES. YOU MAY LOSE SOME OR ALL OF YOUR INVESTMENT IF ANY SUCH MEASURE BECOMES APPLICABLE TO US — On May 15, 2014, the European Parliament and the Council of the European Union adopted the Bank Recovery and Resolution Directive establishing a framework for the recovery and resolution of credit institutions and investment firms. The Bank Recovery and Resolution Directive required each member state of the European Union to adopt and publish by December 31, 2014 the laws, regulations and administrative provisions necessary to comply with the Bank Recovery and Resolution Directive. To implement the Bank Recovery and Resolution Directive, Germany adopted the Recovery and Resolution Act (Sanierungs- und Abwicklungsgesetz, or “Resolution Act”), which became effective on January 1, 2015. The Bank Recovery and Resolution Directive and the Resolution Act provided national resolution authorities with a set of resolution powers to intervene in the event that a bank is failing or likely to fail and certain other conditions are met. From January 1, 2016, the power to initiate resolution measures applicable to significant banking groups (such as Deutsche Bank Group) in the European Banking Union has been transferred to a single European resolution authority which works in close cooperation with the European Central Bank, the European Commission and the national resolution authorities under a European Union regulation establishing uniform rules and a uniform procedure for the resolution of credit institutions and certain investment firms in the framework of a Single Resolution Mechanism and a Single Resolution Fund (“SRM Regulation”). Pursuant to the SRM Regulation, the Resolution Act and other applicable rules and regulations, the securities are subject to the powers exercised by the competent resolution authority to impose a Resolution Measure on us. A “Resolution Measure” may include: writing down, including to zero, any claim for payment on the securities; converting the securities into ordinary shares of (i) the Issuer, (ii) any group entity or (iii) any bridge bank or other instruments of ownership of such entities qualifying as common equity tier 1 capital; or applying any other resolution measure including, but not limited to, transferring the securities to another entity, amending, modifying or varying the terms and conditions of the securities or cancelling of the securities. The competent resolution authority may apply Resolution Measures individually or in any combination.

The German law on the mechanism for the resolution of banks of November 2, 2015 (Abwicklungsmechanismusgesetz, or the “Resolution Mechanism Act”) provides that, among the unsecured unsubordinated obligations of the Issuer, those obligations that are excluded from the statutory definition of “debt instruments” under the Resolution Mechanism Act would be satisfied first in a German insolvency proceeding with respect to the Issuer. This prioritization would also be given effect in a resolution proceeding with respect to the Issuer, so that obligations excluded from the statutory definition of “debt instruments” would be written down or converted into common equity tier 1 instruments only after eligible liabilities that are debt instruments have been written down or so converted. Among those unsecured unsubordinated obligations that fall outside the statutory definition of “debt instruments” and would be satisfied first under the Resolution Mechanism Act are senior unsecured debt instruments whose terms provide that (i) the repayment or the amount of the repayment depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued or is settled in a way other than by monetary payment or (ii) the payment of interest or the amount of the interest payments depends on the occurrence or non-occurrence of an event which is uncertain at the point in time when the senior unsecured debt instruments are issued unless the payment of interest or the amount of the interest payments solely depends on a fixed or floating reference interest rate and is settled by monetary payment. This order of priorities would apply to resolution and German insolvency proceedings commenced on or after January 1, 2017 with retroactive effect for outstanding debt instruments of the Issuer. In a resolution or German insolvency proceeding with respect to the Issuer, the competent regulatory authority or court would determine which of our senior debt securities issued under the prospectus have the terms described in clauses (i) or (ii) above, referred to herein as the “Structured Debt Securities,” and which do not, referred to herein as the “Non-Structured Debt Securities.” We expect the securities offered herein to be classified as Structured Debt Securities, but the competent regulatory authority or court may classify the securities differently. In a resolution or German insolvency proceeding with respect to the Issuer, the Structured Debt Securities are expected to be among the unsecured unsubordinated obligations that would be satisfied before the Non-Structured Debt Securities as described above. Nevertheless, you may lose some or all of your investment in the securities if a Resolution Measure becomes applicable to us.

Imposition of a Resolution Measure would likely occur if we become, or are deemed by the competent supervisory authority to have become, “non-viable” (as defined under the then applicable law) and are unable to continue our regulated banking activities without a Resolution Measure becoming applicable to us. The Bank Recovery and Resolution Directive and the Resolution Act are intended to eliminate the need for public support of troubled banks, and you should be aware that public support, if any, would only potentially be used by the competent supervisory authority as a last resort after having assessed and exploited, to the maximum extent practicable, the resolution tools, including the bail-in tool.

By acquiring the securities, you would have no claim or other right against us arising out of any Resolution Measure, and we would have no obligation to make payments under the securities following the imposition of a Resolution Measure. In particular, the imposition of any Resolution Measure will not constitute a default or an event of default under the securities, under the senior indenture or for the purpose of, but only to the fullest extent permitted by, the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Furthermore, because the securities are subject to any Resolution Measure, secondary market trading in the securities may not follow the trading behavior associated with similar types of securities issued by other financial institutions which may be or have been subject to a Resolution Measure.

In addition, by your acquisition of the securities, you waive, to the fullest extent permitted by the Trust Indenture Act, any and all claims against the trustee and the relevant agents for, agree not to initiate a suit against the trustee and the relevant agents in respect of, and agree that neither the trustee nor the relevant agents will be liable for, any action that the trustee or the relevant agents take, or abstain from taking, in either case in accordance with the imposition of a Resolution Measure by the competent resolution authority with respect to the securities. Accordingly, you may have limited or circumscribed rights to challenge any decision of the competent resolution authority to impose any Resolution Measure.

THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE WILL BE LESS THAN THE ISSUE PRICE OF THE SECURITIES — The Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The difference between the Issue Price and the Issuer’s estimated value of the securities on the Trade Date is due to the inclusion in the Issue Price of the agent’s commissions, if any, and the cost of hedging our obligations under the securities through one or more of our affiliates. Such hedging cost includes our or our affiliates’ expected cost of providing such hedge, as well as the profit we or our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. The Issuer’s estimated value of the securities is determined by reference to an internal funding rate and our pricing models. The internal funding rate is typically lower than the rate we would pay when we issue conventional debt securities on equivalent terms. This difference in funding rate, as well as the agent’s commissions, if any, and the estimated cost of hedging our obligations under the securities, reduces the economic terms of the securities to you and is expected to adversely affect the price at which you may be able to sell the securities in any secondary market. In addition, our internal pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. If at any time a third party dealer were to quote a price to purchase your securities or otherwise value your securities, that price or value may differ materially from the estimated value of the securities determined by reference to our internal funding rate and pricing models. This difference is due to, among other things, any difference in funding rates, pricing models or assumptions used by any dealer who may purchase the securities in the secondary market.

INVESTING IN THE SECURITIES IS NOT THE SAME AS INVESTING IN THE UNDERLYING — The return on the securities may not reflect the return you would have realized if you had directly invested in the Underlying. For instance, you will not participate in any potential decrease in the price of the Underlying, which could be significant.

IF THE PRICE OF THE UNDERLYING CHANGES, THE VALUE OF YOUR SECURITIES MAY NOT CHANGE IN THE SAME MANNER — Your securities may trade quite differently from the price of the Underlying.  Changes in the price of the Underlying may not result in comparable changes in the value of your securities.

A COMMODITY HEDGING DISRUPTION EVENT MAY RESULT IN ACCELERATION OF THE SECURITIES — If a Commodity Hedging Disruption Event occurs, we will have the right to accelerate the payment on your securities prior to maturity. The amount due and payable on the securities upon such early acceleration will be determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment.

COMMODITY FUTURES CONTRACTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES, WHICH MAY ADVERSELY AFFECT THE PRICE OF THE UNDERLYING AND THE VALUE OF THE SECURITIES — Commodity futures contracts such as the Underlying are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the securities and affect the price of the Underlying. The effect on the value of the securities of any future regulatory change is impossible to predict, but could be substantial and adverse to your interest. For example, a future regulatory change may have the effect of making the markets for commodities, commodity futures contracts, options on such futures contracts and other related derivatives more volatile and over time potentially less liquid. The implementation of such rules may lead to a Commodity Hedging Disruption Event or may increase the likelihood that a Commodity Hedging Disruption Event will occur during the term of the securities. If a Commodity Hedging Disruption Event does occur, we may, in our sole and absolute discretion, accelerate the payment on your securities early and pay you an amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your securities is accelerated, your investment may result in a loss and you may not be able to reinvest the proceeds in a comparable investment. Such rules may also force market participants, including us and our affiliates, or such market participants may decide, to sell their positions in such futures contracts and other instruments subject to such limits. If this broad market selling were to occur, it would likely affect the price of the Underlying and, therefore, may adversely affect the value of the securities.

SINGLE COMMODITY PRICES TEND TO BE MORE VOLATILE AND MAY NOT CORRELATE WITH THE PRICES OF COMMODITIES GENERALLY — The amount owed on the securities is linked exclusively to the price of WTI crude oil futures contracts and not to a diverse basket of commodities or a broad-based commodity index. The price of WTI crude oil futures contracts may not correlate to, and may diverge significantly from, the prices of commodities generally. Because the securities are linked to the futures contract of a single commodity, they carry greater risk and may be more volatile than securities linked to the prices of futures contracts of multiple commodities or a broad-based commodity index.

THE SECURITIES OFFER EXPOSURE TO FUTURES CONTRACTS AND NOT DIRECT EXPOSURE TO PHYSICAL COMMODITIES — The securities offer investors exposure to the price of NYMEX-traded WTI crude oil futures contracts and not to the spot price of WTI crude oil. The price of a commodity futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the reference commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the securities may underperform a similar investment that reflects the return on the physical commodity.

THE PRICES OF COMMODITIES AND COMMODITY FUTURES CONTRACTS ARE HIGHLY VOLATILE AND MAY CHANGE UNPREDICTABLY — Market prices of commodities and commodity futures contracts are highly volatile and, in many sectors, have experienced unprecedented historical volatility in the past few years. Market prices of commodities and commodity futures contracts may fluctuate significantly over short periods due to a variety of factors that tend to affect commodities prices worldwide, regardless of the location of the event. Market expectations about such factors and speculative activity may also cause commodities prices to fluctuate. Such factors may have a greater impact on the prices of commodities and commodity futures contracts than on more conventional securities and, as a result, may adversely affect the value of the securities.

Changes in Supply and Demand in the Market for WTI Crude Oil Futures Contracts May Adversely Affect the Value of the SECURITIES — The securities are linked to the performance of futures contracts on an underlying physical commodity, WTI crude oil. Changes in the supply and demand for commodities, and futures contracts for the purchase and delivery of particular commodities, may lead to differentiated pricing patterns in the market for futures contracts over time. Because the Initial Price and the Closing Price on each Observation Date and Averaging Date will be determined by reference to the applicable nearby month’s futures contract specified herein, the value of the securities may be less than would otherwise be the case if the Initial Price and the Closing Price on each Observation Date and Averaging Date would be determined by reference to the corresponding futures contract scheduled to expire in a more favorable month for pricing purposes.

Suspension or Disruptions of Market Trading in Commodities and Related Futures May Adversely Affect the Value of the Securities — The commodity futures markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in some futures contract prices that may occur during a single business day. These limits could affect the price of the Underlying and, therefore, could adversely affect the value of the securities.

THE SECURITIES MAY BE SUBJECT TO CERTAIN RISKS SPECIFIC TO WTI CRUDE OIL AS A COMMODITY — WTI crude oil is an energy-related commodity. Consequently, in addition to factors affecting commodities generally, the securities may be subject to a number of additional factors specific to energy-related commodities that might cause price volatility.

A DECISION BY NYMEX TO INCREASE MARGIN REQUIREMENTS FOR WTI CRUDE OIL FUTURES CONTRACTS MAY AFFECT THE PRICE OF THE UNDERLYING — If NYMEX increases the amount of collateral required to be posted to hold positions in the Underlying (i.e., the margin requirements), market participants who are unwilling or unable to post additional collateral may liquidate their positions, which may affect the price of the Underlying and, therefore, could adversely affect the value of the securities.

PAST PERFORMANCE OF THE UNDERLYING IS NO GUIDE TO FUTURE PERFORMANCE — The actual performance of the Underlying over the term of the securities may bear little relation to the historical closing prices of the Underlying and/or the hypothetical return examples set forth elsewhere in this fact sheet. We cannot predict the future performance of the Underlying or whether the performance of the Underlying will result in the return of any of your investment.

ASSUMING NO CHANGES IN MARKET CONDITIONS AND OTHER RELEVANT FACTORS, THE PRICE YOU MAY RECEIVE FOR YOUR SECURITIES IN SECONDARY MARKET TRANSACTIONS WOULD GENERALLY BE LOWER THAN BOTH THE ISSUE PRICE AND THE ISSUER’S ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE — While the payment(s) on the securities described in this fact sheet is based on the full Face Amount of securities, the Issuer’s estimated value of the securities on the Trade Date (as disclosed on the cover of this fact sheet) is less than the Issue Price of the securities. The Issuer’s estimated value of the securities on the Trade Date does not represent the price at which we or any of our affiliates would be willing to purchase your securities in the secondary market at any time. Assuming no changes in market conditions or our creditworthiness and other relevant factors, the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions, if at all, would generally be lower than both the Issue Price and the Issuer’s estimated value of the securities on the Trade Date. Our purchase price, if any, in secondary market transactions would be based on the estimated value of the securities determined by reference to (i) the then-prevailing internal funding rate (adjusted by a spread) or another appropriate measure of our cost of funds and (ii) our pricing models at that time, less a bid spread determined after taking into account the size of the repurchase, the nature of the assets underlying the securities and then-prevailing market conditions. The price we report to financial reporting services and to distributors of our securities for use on customer account statements would generally be determined on the same basis. However, during the period of approximately one month beginning from the Trade Date, we or our affiliates may, in our sole discretion, increase the purchase price determined as described above by an amount equal to the declining differential between (a) the Issue Price minus the discounts and commissions and (b) the Issuer’s estimated value of the securities on the Trade Date, prorated over such period on a straight-line basis, for transactions that are individually and in the aggregate of the expected size for ordinary secondary market repurchases.

In addition to the factors discussed above, the value of the securities and our purchase price in secondary market transactions after the Trade Date, if any, will vary based on many economic and market factors, including our creditworthiness, and cannot be predicted with accuracy. These changes may adversely affect the value of your securities, including the price you may receive in any secondary market transactions. Any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

THE SECURITIES WILL NOT BE LISTED AND THERE WILL LIKELY BE LIMITED LIQUIDITY — The securities will not be listed on any securities exchange. There may be little or no secondary market for the securities. We or our affiliates intend to act as market makers for the securities but are not required to do so and may cease such market making activities at any time. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the securities when you wish to do so or at a price advantageous to you. Because we do not expect other dealers to make a secondary market for the securities, the price at which you may be able to sell your securities is likely to depend on the price, if any, at which we or our affiliates are willing to buy the securities. If, at any time, we or our affiliates do not act as market makers, it is likely that there would be little or no secondary market in the securities. If you have to sell your securities prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss, even in cases where the price of the Underlying has decreased since the Trade Date.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE SECURITIES — While we expect that, generally, the price of the Underlying will affect the value of the securities more than any other single factor, the value of the securities prior to maturity will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES IN THE COMMODITIES AND COMMODITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE SECURITIES — We and our affiliates are active participants in the commodities markets as dealers, proprietary traders and agents for our customers, and therefore at any given time we may be a party to one or more commodities transactions. In addition, we or our affiliates expect to hedge our exposure from the securities by entering into commodity derivative transactions, such as over-the-counter options or futures. We, JPMorgan Chase & Co. or our or its affiliates may also engage in trading in instruments linked or related to the Underlying on a regular basis as part of our or their general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Such trading and hedging activities may affect the price of the Underlying, which may adversely affect your return on your investment in the securities. It is possible that we, JPMorgan Chase & Co. or our or its affiliates could receive substantial returns from these hedging and trading activities while the value of the securities declines. We, JPMorgan Chase & Co. or our or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Underlying. To the extent we, JPMorgan Chase & Co. or our or its affiliates serve as issuer, agent or underwriter for such securities or financial or derivative instruments, our, JPMorgan Chase & Co.’s or our or its affiliates’ interests with respect to such products may be adverse to those of the holders of the securities. Introducing competing products into the marketplace in this manner could affect the price of the Underlying, which could adversely affect the value of the securities. Any of the foregoing activities described in this paragraph may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investment strategies related to the securities.

WE, JPMORGAN CHASE & CO. OR OUR OR ITS AFFILIATES MAY PUBLISH RESEARCH, EXPRESS OPINIONS OR PROVIDE RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE SECURITIES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE PRICE OF THE UNDERLYING, WHICH COULD ADVERSELY AFFECT THE VALUE OF THE SECURITIES — We, JPMorgan Chase & Co. or our or its affiliates may publish research from time to time on financial markets and other matters that could affect the price of the Underlying, which could adversely affect the value of the securities, or express opinions or provide recommendations that are inconsistent with purchasing or holding the securities. Any research, opinions or recommendations expressed by us, JPMorgan Chase & Co. or our or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the securities and the Underlying.

POTENTIAL CONFLICTS OF INTEREST — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent, hedging our obligations under the securities and determining the Issuer’s estimated value of the securities on the Trade Date and the price, if any, at which we or our affiliates would be willing to purchase the securities from you in secondary market transactions. In performing these roles, our economic interests and those of our affiliates are potentially adverse to your interests as an investor in the securities. The calculation agent will determine, among other things, all values, prices and levels required to be determined for the purposes of the securities on any relevant date or time. The calculation agent also has some discretion as to how the calculations are made, in particular if the Closing Price is modified or amended, ceases to exist or is unavailable (or is published in error) on an Observation Date and/or an Averaging Date, and will be responsible for determining whether a Commodity Hedging Disruption Event and/or a market disruption event has occurred as well as, in some circumstances, the prices or levels related to the Underlying that affect whether Contingent Coupons are paid and whether the securities are automatically called. Any determination by the calculation agent could adversely affect the return on the securities.

THERE IS SUBSTANTIAL UNCERTAINTY REGARDING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES — We intend to treat the securities for U.S. federal income tax purposes as prepaid financial contracts that are not debt, with associated contingent coupons that constitute ordinary income and that, when paid to a non-U.S. holder, are subject to 30% (or lower treaty rate) withholding. However, there is substantial uncertainty regarding the tax treatment of the securities. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the securities, the tax consequences of ownership and disposition of the securities could be materially affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments. Any resulting guidance could materially affect the tax consequences of an investment in the securities, possibly with retroactive effect. For further information, you should review carefully the section of the product supplement accompanying preliminary pricing supplement No. 2661B entitled “U.S. Federal Income Tax Consequences” and the section of the accompanying preliminary pricing supplement entitled “Tax Consequences.”

See “Selected Risk Considerations” in the accompanying preliminary pricing supplement and “Risk Factors” in the product supplement, prospectus supplement, prospectus addendum and prospectus accompanying preliminary pricing supplement No. 2661B for additional information. However, because the notes are linked to the inverse performance of the Underlying, any risk disclosure regarding the effect of the price of the Underlying on the return of the notes in the “Risk Factors” section of the product supplement accompanying preliminary pricing supplement 2661B is superseded by the relevant risk factors in this fact sheet and in the accompanying preliminary pricing supplement No. 2661B.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including preliminary pricing supplement No. 2661B and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus addendum, prospectus supplement, product supplement, preliminary pricing supplement No. 2661B and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. We will notify you in the event of any changes to the terms of the securities, and you will be asked to accept such changes in connection with your purchase of any securities. You may also choose to reject such changes, in which case we may reject your offer to purchase the securities.